March 6, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kathy Churko

Re:	Cash Account Trust (the “Trust”)
(File Nos. 033-32476 and 811-05970)

Dear Ms. Churko:

Thank you for your telephonic comments regarding the annual reports as of April 30, 2019 with respect to the Trust and its separate series (each, a “Fund”). The Trust has considered your comments and I have included our responses below.

Comment 1.	With respect to the annual reports as of April 30, 2019 for the DWS Government & Agency Securities Portfolio and the DWS Tax-Exempt Portfolio, the total return and the net investment income ratio as disclosed in the “Financial Highlights” increased significantly from the annual report dated April 30, 2018. In future reports, please discuss any significant change in the net investment income ratio or total return in the “Management Discussion of Fund Performance”.
Response 1.	In future filings, the Trust will undertake to discuss any significant changes in the total return or net investment income in the Management Discussion of Fund Performance.

Comment 2.	With respect to the annual reports for each fund, in future reports please include the policy for implementing gates and fees.
Response 2.	To the extent the Fund is required to adopt such a policy, in future filings the Trust will disclose its policy for implementing gates and fees.
Comment 3.

With respect to the annual report as of April 30, 2019 for the DWS Government & Agency Securities Portfolio (the “Fund”), DWS Government Cash Institutional Shares, the “Notes to the Financial Statements” notes that the Advisor has agreed to contractually reduce its management fee for the Fund such that the annualized effective rate is limited to 0.05% of the Fund’s average net assets. Pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended, each share class of a fund is required to pay the same advisory fee rate. Please confirm that each class of the Fund paid the same advisory fee rate.

Response 3.	The Trust herby confirms that each class of the Fund paid the same advisory fee rate.

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If you have any questions, please feel free to contact me at (617) 295-3625.

Very truly yours,

/s/ Diane Kenneally

Diane Kenneally

Treasurer, Cash Account Trust